Exhibit 28(d)(15)

Gabelli ETFS Trust

FEE WAIVER AGREEMENT

THIS FEE WAIVER AGREEMENT (the “Agreement”), entered into on February 12, 2025, and effective as of March 10, 2025 (the “Effective Date”), by and between Gabelli ETFs Trust, a Delaware statutory trust (the “Trust”), on behalf of its series, Gabelli Growth Innovators ETF (the “Fund”), and the investment adviser, Gabelli Funds, LLC (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of the Investment Advisory Agreement between the Fund and the Adviser (the “Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to temporarily reduce the fee paid by the Fund to the Adviser.

NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. FEE WAIVER. The Adviser agrees to waive the Fund’s advisory fee of 0.90% of the Fund’s average daily net assets on the first $25 million in net assets beginning on the Effective Date (the “Fee Waiver”). The Adviser shall not be permitted to recoup or recapture the Fee Waiver at any time.

2. EXAMPLE. For the avoidance of doubt, the Fee Waiver applies only on the first $25 million of the Fund’s net assets each day during the term of this Agreement. For example, if the Fund maintained net assets of $50 million each day during the term of this Agreement, the advisory fee would be 0% on the first $25 million and 0.90% on the second $25 million.

3. TERM. This Agreement shall become effective on the Effective Date and shall remain in effect indefinitely and for a period of not less than one year, unless sooner terminated as provided in paragraph 4 of this Agreement.

4. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust (the “Board”), on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Advisory Agreement is terminated, with such termination effective upon the effective date of the Advisory Agreement’s termination.

5. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

7. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

GABELLI ETFS TRUST,		Gabelli Funds, LLC
on behalf of Gabelli Growth Innovators ETF

By:	/s/ Peter Goldstein	By:	/s/ John C. Ball
Name:	Peter Goldstein	Name:	John C. Ball
Title:	Secretary	Title:	Authorized Signatory

[Signature Page to Gabelli Growth Innovators ETF Fee Waiver Agreement]

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